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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodstock Financial Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 Towne Lake Parkway, Suite 200
(No. and Street)

Woodstock (City) Georgia (State) 30188 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa L. Whitley (770)516-6996
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit and Compliance, P.A.
(Name – *if individual, state last, first, middle name*)

4806 West Gandy Boulevard (Address) Tampa (City) Florida (State) 33611 (Zip Code)

SEC Mail Processing
MAR 0 1 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William J. Raike III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodstock Financial Group, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

MELISSA L WHITLEY
NOTARY PUBLIC
CHEROKEE COUNTY, GEORGIA
MY COMMISSION EXPIRES NOVEMBER 24, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODSTOCK FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2018, AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Woodstock Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Woodstock Financial Group, Inc. as of December 31, 2018 and 2017, the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Woodstock Financial Group, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Woodstock Financial Group, Inc.'s management. Our responsibility is to express an opinion on Woodstock Financial Group, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Woodstock Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audits of Woodstock Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Woodstock Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

We have served as Woodstock Financial Group, Inc.'s auditor since 2010.

Tampa, FL

February 28, 2019

WOODSTOCK FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
Cash and cash equivalents	$ 371,851	$ 423,587
Clearing deposit	75,429	75,088
Commissions receivable	137,327	438,750
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $3,655 and $2,924, respectively	-	731
Other assets	109,898	230,369
Total assets	$ 694,505	$ 1,168,525
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 138,386	$ 189,328
Commissions payable	110,454	331,030
Other liabilities	146,316	62,457
Total liabilities	395,156	582,815
Commitments and contingencies (Note 6)		
Shareholder's equity:		
Common stock, $.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding	10	10
Additional paid-in capital	1,629,835	1,509,835
Accumulated deficit	(1,330,496)	(924,135)
Total shareholder's equity	299,349	585,710
Total liabilities and shareholder's equity	$ 694,505	$ 1,168,525

See Report of Independent Registered Public Accounting Firm and notes to the financial statements

WOODSTOCK FINANCIAL GROUP, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
OPERATING INCOME		
Commissions	$ 2,423,122	$ 3,116,151
Advisory fees	1,392,250	2,019,011
Mutual fund, Insurance commissions and 12b-1 fees	656,518	595,017
Interest income	80,007	55,351
Other fees and income	647,746	855,300
Total operating income	5,199,643	6,640,830
OPERATING EXPENSES		
Commissions to brokers	3,788,314	5,012,635
Selling, general, and administrative expenses	1,807,544	1,984,891
Clearing costs	81,393	103,371
Interest expense	7,853	6,238
Total operating expenses	5,685,104	7,107,135
OTHER INCOME		
Forgiveness of debt	79,100	167,755
Total other income	79,100	167,755
Net loss	$ (406,361)	$ (298,550)

See Report of Independent Registered Public Accounting Firm and notes to the financial statements

WOODSTOCK FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock Shares	Common Stock Value	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
December 31, 2016	1,000	$ 10	$ 1,199,835	$ (625,585)	$ 574,260
Contributions from parent company, net	-	-	310,000	-	310,000
Net loss	-	-	-	(298,550)	(298,550)
December 31, 2017	1,000	10	1,509,835	(924,135)	585,710
Contributions from parent company	-	-	120,000	-	120,000
Net loss	-	-	-	(406,361)	(406,361)
December 31, 2018	1,000	$ 10	$ 1,629,835	$ (1,330,496)	$ 299,349

See Report of Independent Registered Public Accounting Firm and notes to the financial statements

WOODSTOCK FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (406,361)	$ (298,550)
Adjustments to reconcile net loss to net cash flows from operating activities		
Depreciation	731	731
Changes in operating assets and liabilities		
Clearing deposit	(341)	(70)
Commissions receivable	301,423	144,889
Other assets	120,471	8,026
Accounts payable	(50,942)	(43,523)
Commissions payable	(220,576)	(162,146)
Other liabilities	83,859	819
Net cash from operating activities	(171,736)	(349,824)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash contributions from parent company	120,000	310,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	(51,736)	(39,824)
CASH AND CASH EQUIVALENTS, beginning of year	423,587	463,411
CASH AND CASH EQUIVALENTS, end of year	$ 371,851	$ 423,587
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR INTEREST	7,853	6,238

See Report of Independent Registered Public Accounting Firm and notes to the financial statements

NOTE 1 DESCRIPTION OF BUSINESS

Woodstock Financial Group, Inc. (the "Company" or "WFG") is a full service securities brokerage firm, which was incorporated in January 2010. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") in 50 states, Puerto Rico, Washington D.C., U.S. Virgin Islands, and as a municipal securities dealer with the Municipal Securities Regulation Board. The Company is subject to net capital and other regulations of the SEC. The Company offers full service commissions to individual and institutional investors.

The Company is a wholly-owned subsidiary of Woodstock Holdings, Inc. ("WHI"), which was established in March of 1995. In January 2010, WHI amended its Articles of Incorporation to change its name from Woodstock Financial Group, Inc. to Woodstock Holdings, Inc. Concurrently, the Company was incorporated and named Woodstock Financial Group, Inc., as described above. A portion of the assets of WHI were then contributed to the newly established subsidiary.

WFG maintains a custody-clearing relationship with Hilltop and these accounts are introduced to Hilltop on a fully disclosed basis.

The Company was previously a United States Securities and Exchange Commission ("SEC") Registered Investment Advisor and maintained advisory accounts through Fidelity Registered Investment Advisor Group ("FRIAG"), an arm of Fidelity Investments and Investment Management Group ("IMG"), a division of Hilltop Securities Inc. ("Hilltop"). Effective third quarter of 2018, Woodstock Wealth Management, Inc (WWM), a wholly-owned subsidiary of Woodstock Holdings, Inc. (WHI) was approved as a United States Securities and Exchange Commission ("SEC") Registered Investment Advisor and accepted the transfer of assets from WFG. (This is an exempt assignment under SEC rule 202 (a)-1 under the advisors act as there is no change of control or ownership of the RIA).

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") on the accrual basis of accounting and to general practices within the broker-dealer industry.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Accordingly, actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable
WFG charges commissions and/or fees for customer transactions. These commissions and/or fees are charged within the guidelines of industry standards. Commissions are recorded on a trade date basis, which does not differ materially from the settlement date basis. WFG evaluates receivables on their collectability based on known factors surrounding historical trends and other information. As of December 31, 2018, and 2017, all receivables were considered collectable; therefore no allowance for doubtful accounts was recorded.

Cash and Cash Equivalents
Cash and cash equivalents include short-term deposits and highly liquid investments that have original maturities of three months or less when purchased and are stated at cost.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, clearing deposit, and commissions receivable.

Cash and cash equivalents and the clearing deposit are deposited in various financial institutions. At times, amounts on deposit may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2018 and 2017, approximately $131,000 and $173,000, respectively, was uninsured.

At December 31, 2018 and 2017, commissions receivable were approximately $137,000 and $439,000, and of that, approximately $103,000 and $396,000 were due from Hilltop, respectively.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are reported at cost, less accumulated depreciation. Depreciation of furniture, fixtures and equipment is computed using the straight line method over the estimated useful life of five years.

The cost of maintenance and repairs, which do not improve or extend the useful life of the respective asset, is charged to earnings as incurred, whereas significant renewals and improvements are capitalized.

Other Assets

In May 2018 the Company settled an ongoing litigation with a previously registered independently owned branch office. As of December 31, 2017, the Company had recorded approximately $129,000, respectively, in other assets on the Statements of Financial Condition.

Income Taxes

The Company has adopted Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, *Income Taxes.* A component of this standard prescribes a recognition and measurement threshold for uncertain tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company's policy is to recognize interest and penalties associated with uncertain tax positions as a component of income tax expense. There was no impact on the Company's financial position or results of operations as a result of the application of this standard.

The Company files consolidated income tax returns with WHI. The Company is no longer subject to income tax examinations by the U.S. federal or state tax authorities for years prior to 2016.

New Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09. Revenue from Contracts with Customers. The core principal of the guidance is that any entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services.

To achieve that core principle, an entity should apply a five -step methodology:

Step 1: Identify the contract (s) with customer.
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

An entity should apply the amendments in this update using one of the following two methods:

1. Retrospectively to each prior reporting period presented (along with some practical expedients); or

2. Retrospectively with the cumulative effect of initially applying this update recognized at the date of initial application.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606), which deferred the provisions of ASU 2014-09. On January 1, 2018, the Company adopted ASU 2014-09. Revenue from Contracts with Customers and all subsequent amendments to the ASU. The greater part of the Company's revenue comes from commissions earned through the sale of investment brokerage as well as investments through third party companies such as mutual fund companies and insurance companies. The Company's services that fall within the scope of ASC 606 are commission income and mutual fund fees. The Company's services that do not fall under the scope of ASC 606 are registered representative fees and interest income. The Company's accounting policies for revenue sources within the scope of ASC 606 are as follows:

Commission Income (Gross): The Company earns commission income from full-service securities transactions solicited to its customers by independent registered representatives. The Company receives commission revenue from a third -party service provider (clearing house) on the products that are sold. The fees are recognized in the period the transaction occurs because the Company (i) acts as an agency in arranging the relationship between the customer and the third-party service provider and (ii) does control the services offered to the customer, the commissions are presented on the gross basis.

Mutual Fund Commissions and Fees (Gross): The Company earns mutual fund commissions and fees from transactions solicited to its customers by independent registered representatives. The Company receives revenue from a third -party service on the products that are sold. The fees are recognized in the period the transaction occurs because the Company (i) acts as an agency in arranging the relationship between the customer and the third-party service provider and (ii) does control the services offered to the customer, the commissions are presented on the gross basis.

Insurance Commissions and Fees (Gross): The Company earns insurance commissions and fees from transactions solicited to its customers by independent registered representatives. The Company receives revenue from a third -party service on the products that are sold. The fees are recognized in the period the transaction occurs because the Company (i) acts as an agency in arranging the relationship between the customer and the third-party service provider and (ii) does control the services offered to the customer, the commissions are presented on the gross basis.

The effect on WFG's accounting policies was immaterial as the previous accounting for revenue from customer contracts does not materially differ from the new standard.

In February 2016, the FASB issued ASU 2016-02 "*Leases* (Topic 842)." Under this new guidance lessses (including lessess under leases classified as finance leases, which are to be classified based on criteria similar to that applicable to capital leases under current guidance, and leases classified as operating leases) will recognize a right-to-use asset and a lease liability on the balance sheet, initially measured as the present value of the lease. Under current guidance, operating leases are not recognized on the balance sheet. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early

adoption is permitted. The new standard must be adopted using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements; the guidance provides certain practical expedients. The Company is currently evaluating this guidance to determine its impact on the Company's financial statements.

Subsequent Events

In accordance with ASC 855, *Subsequent Events,* the Company evaluated subsequent events through February 28, 2019, the date the financial statements were available for issue.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of approximately $184,000, which was $134,000 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.14 to 1. At December 31, 2017, the Company had net capital of approximately $348,000, which was $248,000 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.67 to 1.

NOTE 4 OFF-BALANCE SHEET RISK

Customer transactions are introduced and cleared through the Company's clearing agent on a fully disclosed basis. Under the terms of its clearing agreement, the Company is obligated to make sure that its customers pay for all transactions and meet all margin maintenance requirements, if applicable, in a timely manner under Regulation-T of the Federal Reserve Board.

The Company also trades riskless principal to fulfill customer bond orders with various broker dealers. These transactions are affirmed/compared in a timely fashion to make sure all such counterparties fulfill their settlement obligations.

NOTE 5 RELATED PARTY TRANSACTIONS

During each of the years ended December 31, 2018 and 2017, the Chief Executive Officer ("CEO") received a salary of approximately $149,000. In addition, in 2017, the CEO earned an override bonus up to 2.5% of operating income. Effective December 2017, Mr. Raike suspended the 2.5% override bonus. During the year ending December 31, 2017, the earned override bonus was approximately $168,000 respectively. For the year ended December 31, 2017, the entire override bonus of approximately $168,000 was forgiven. Approximately $12,000 of unpaid override bonus from 2015 is included in accounts payable on the Statements of Financial Condition.

For the years ended December 31, 2018 and 2017 the CEO's spouse received a salary of approximately $108,000.

Registered representatives licensed with WFG sold interests in Raike Real Estate Income Fund ("RRIF") and received approximately $5,000 and $10,000 in commissions for the years ended December 31, 2018 and 2017, respectively.

Pursuant to Exchange Act Rules 17a-3(a) and (a)(2), WFG and WHI have an expense sharing agreement in place. For the years ended December 31, 2018 and 2017, WFG paid WHI approximately $134,000 and $159,000, respectively. At December 31, 2018 the board of directors of WHI approved the forgiveness of unpaid rents related to the expense sharing agreement between WFG and WHI of approximately $79,000. At December 31, 2017 WFG owed WHI approximately $48,000 for September through December expenses related to the sharing agreement.

NOTE 6 COMMITMENTS AND CONTINGENCIES

Through the ordinary course of business, the Company has entered into contractual agreements, generally cancelable upon 60 to 180 day's written notice, with outside vendors and service providers for various administrative related products and services. As discussed in Note 5, Related Party Transactions, the Company has an expense sharing agreement with WHI.

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time that may harm the Company's business.

NOTE 7 OPERATING LEASES

WFG had multiple lease obligations during the year ended December 31, 2018, which expire on various future dates through May 2021. These leases include office space, phone and office equipment. Lease expense for these operating leases for the years ended December 31, 2018 and 2017, totaled approximately $63,000 and $84,000, respectively.

Future minimum lease payments under the operating leases are as follows:

WFG Operating leases For the Year Ending December 31,	Amount
2019	$ 56,922
2020	18,914
2021	184
	$ 76,020

SUPPLEMENTARY

INFORMATION

WOODSTOCK FINANCIAL GROUP, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018 AND 2017

	2018	2017
COMPUTATION OF NET CAPITAL:		
Total shareholder's equity	$ 299,349	$ 585,710
Non-allowable assets	(114,994)	(237,738)
Tentative net capital	184,355	347,972
Haircut on inventory	-	-
Other deductions 4% on inventory position	-	-
Net capital	184,355	347,972
Minimum net capital	50,000	100,000
Excess net capital	$ 134,355	$ 247,972
AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO:		
Aggregate indebtedness	$ 395,157	$ 582,815
Net capital	$ 184,355	$ 347,972
Percentage of aggregate indebtedness to net capital	2.14 to 1	1.67 to 1

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2018 and 2017) and the amount computed above.

See Report of Independent Registered Public Accounting Firm and notes to the financial statements

WOODSTOCK FINANCIAL GROUP, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2018 AND 2017

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.

Accell

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Woodstock Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for the fiscal year 2018, in which (1) Woodstock Financial Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2ii) (the "exemption provision") and (2) Woodstock Financial Group, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Woodstock Financial Group Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida

February 28, 2019

4806 W. Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380

woodstock
FINANCIAL GROUP

February 28, 2019

United States Securities and Exchange Commission
Washington D.C. 20549

To Whom it May Concern:

Re: Exemption Report for SEC Rule 15c3-3 for fiscal year 2018

To whom it may concern:

For the fiscal year ending December 31, 2018, Woodstock Financial Group, Inc. claimed exemption from the governance of SEC Rule 15c3-3 as outlined under Paragraph (k)(2)(ii) of the respective rule. This subsection outlines the following:

The provisions of this rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed bases with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Woodstock Financial Group, Inc. met the exemption provided above for the year ending December 31, 2018.

Sincerely,

Melissa L. Whitley
Chief Financial Officer
Woodstock Financial Group, Inc.

Accell

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Woodstock Financial Group, Inc., and Shareholder

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Woodstock Financial Group, Inc. and the SIPC, solely to assist you and SIPC in evaluating Woodstock Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Woodstock Financial Group, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Woodstock Financial Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Woodstock Financial Group, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, FL

February 28, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******1701*********************MIXED AADC 220
48080 FINRA DEC
WOODSTOCK FINANCIAL GROUP INC
117 TOWNE LAKE PKWY STE 200 STE
WOODSTOCK, GA 30188-4831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 6490
B.	Less payment made with SIPC-6 filed (**exclude interest**) 08/02/2018 Date Paid	(4447)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2043
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2043

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 2043

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Woodstock Financial Group Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 31 day of January, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,199,648
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	676,398
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	76,117
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	120,435
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	872,950
2d. SIPC Net Operating Revenues	$ 4,326,698
2e. General Assessment @ .0015	$ 6490
	(to page 1, line 2.A.)